					Exhibit 12(g)

System Energy Resources, Inc.
Computation of Ratios of Earnings to Fixed Charges

						30-Sep

	2005	2006	2007	2008	2009	2010

Fixed charges, as defined:
Total Interest	$60,424	$59,931	$57,117	$56,667	$47,570	$49,379
Interest applicable to rentals	3,039	3,914	4,463	9,057	5,885	1,794

Total fixed charges, as defined	$63,463	$63,845	$61,580	$65,724	$53,455	$51,173

Earnings as defined:
Net Income	$111,644	$140,258	$136,081	$91,067	$48,908	$44,151
Add:
Provision for income taxes:
Total	69,343	54,529	45,447	59,494	96,901	92,634
Fixed charges as above	63,463	63,845	61,580	65,724	53,455	51,173

Total earnings, as defined	$244,450	$258,632	$243,108	$216,285	$199,264	$187,958

Ratio of earnings to fixed charges, as defined	3.85	4.05	3.95	3.29	3.73	3.67